UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-N

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
BY FOREIGN BANKS AND FOREIGN INSURANCE
COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES
AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS
OF SECURITIES IN THE UNITED STATES

A.	Name of issuer or person filing (“Filer”): Credit Suisse Group Capital (Guernsey) Limited

B.	This is:

☒ an original filing for the Filer

☐ an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrants: Credit Suisse Group AG, Credit Suisse, Credit Suisse (USA), Inc., Credit Suisse Group Finance (Delaware) LLC I, Credit Suisse Group Finance (Guernsey) Limited, Credit Suisse Group Capital (Guernsey) Limited, Credit Suisse Group Capital (Guernsey) IX Limited, Credit Suisse Group Capital (Guernsey) X Limited, Credit Suisse Group Capital (Delaware) Trust I, Credit Suisse Group Capital (Delaware) Trust II, Credit Suisse Group Capital (Delaware) Trust III, Credit Suisse Group Capital (Delaware) LLC I, Credit Suisse Group Capital (Delaware) LLC II, and Credit Suisse Group Capital (Delaware) LLC III.

Form type: Form F-3

File Number (if known): 333-158199

Filed by: Credit Suisse Group AG, Credit Suisse, Credit Suisse (USA), Inc., Credit Suisse Group Finance (Delaware) LLC I, Credit Suisse Group Finance (Guernsey) Limited, Credit Suisse Group Capital (Guernsey) Limited, Credit Suisse Group Capital (Guernsey) IX Limited, Credit Suisse Group Capital (Guernsey) X Limited, Credit Suisse Group Capital (Delaware) Trust I, Credit Suisse Group Capital (Delaware) Trust II, Credit Suisse Group Capital (Delaware) Trust III, Credit Suisse Group Capital (Delaware) LLC I, Credit Suisse Group Capital (Delaware) LLC II, and Credit Suisse Group Capital (Delaware) LLC III.

Dated Filed (if filed concurrently, so indicate): March 25, 2009, concurrently herewith.

D.

The Filer is incorporated or organized under the laws of Guernsey and has its principal place of business at Helvetia Court, South Esplanade, St. Peter Port, Guernsey, Channel Islands, GYI 3WF (telephone: +44 1481 719 088).

E.

The Filer designates and appoints Credit Suisse (USA), Inc. (“Agent”) located at Eleven Madison Avenue, New York, New York 10010 (telephone: 212-325-2000) as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a) any investigation or administrative proceeding conducted by the Commission; and

(b)

any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form F-3 filed on March 25, 2009 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer’s last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G.

Each person filing this Form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Guernsey, Channel Islands and Zurich, Switzerland, this 25thday of March, 2009.

Filer:	Credit Suisse Group Capital (Guernsey) Limited

By:	/s/ Anthony L. Le Conte
	Name:	Anthony L. Le Conte
	Title:	Member of the Board of Directors and Assistant Company Secretary

By:	/s/ Kim Fox-Moertl
	Name:	Kim Fox-Moertl
	Title:	Member of the Board of Directors

This statement has been signed by the following persons in the capacities and on the dates indicated.

Agent:	Credit Suisse (USA), Inc.

By:	/s/ D. Neil Radey
	Name:	D. Neil Radey
	Title:	General Counsel
	Date:	March 25, 2009